Exhibit 99.1

Biofrontera AG: Biofrontera AG announces entry of capital increase into the commercial register

Business news for the stock market

Leverkusen, Germany (pta050/25.02.2021/15:35) - Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, announces the registration of the capital increase resolved by the annual general meeting of shareholders on May 28, 2020. In total, the Company issues 8,969,870 new ordinary shares, increasing the number of shares to 56,717,385 after entry into the commercial register.

The capital increase was fully placed, with gross proceeds for the Company totaling approximately EUR 24.7 million.

In May 2020, the annual general meeting (AGM) authorized the Management Board to carry out an ordinary capital increase. In accordance with the statutory requirements, the AGM had set a so-called implementation deadline for the completion of the capital increase of February 26, 2021. However, the resolution of the AGM was temporarily blocked by a legal action brought by a shareholder and the implementation of the capital increase was made possible by a release order of the Cologne Higher Regional Court only at the beginning of January 2021 (see press release of January 7, 2021). Therefore, the Company had a limited period of time left to carry out the capital increase until the entry in the commercial registry by February 26, 2021 at the latest.

“The offering of new shares was received with great interest by the capital markets on both sides of the Atlantic, confirmed by a significant oversubscription after completion of the capital measure. We value the strong support from our existing shareholders and are also pleased that we were able to attract new investors to Biofrontera,” commented Hermann Lübbert, CEO of Biofrontera AG, on the successful completion of the capital increase. “The proceeds from the capital increase will enable us to continue to improve the market positioning of our flagship product Ameluz® and thus to further pursue our medium-term corporate strategy.”

Proceeds from the capital increase are to be used for clinical trials to improve the market positioning of Ameluz®, in particular for the extension of the approved indications in the USA to include the treatment of basal cell carcinoma, actinic keratoses on parts of the body other than the face and scalp as well as acne. In addition, the funds raised will be used to seek FDA approval and the procurement of the necessary materials for the production of a larger successor model of the BF-RhodoLED® lamp and for market launch of the new lamp. The remaining proceeds are earmarked for general corporate purposes, in particular for the expansion of the marketing activities in the USA.

The capital increase was carried out by way of a preemptive rights offering of ordinary shares to existing shareholders as well as a private placement of American Depositary Shares (ADS) in the USA directed at new investors (see ad hoc announcements of February 4 and 8, 2021). Requests for oversubscription from existing shareholders could not be met. The Company placed 6,301,866 new shares as part of the preemptive rights offering, with subscription rights being exercised at a subscription price of EUR 2.75. The private placement of ADSs was placed at an offering price of USD 6.68 per ADS. Each ADS represents two ordinary shares of Biofrontera AG with a par value of EUR 1.00 per share. The Company successfully placed a total of 1,334,002 ADSs (corresponding to 2,668,004 shares). The private placement in the US was several times oversubscribed. The allocation was made in accordance with the criteria published in the subscription rights offering.

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For enquiries, please contact:

Biofrontera AG

Thomas Schaffer, Chief Financial Officer

Pamela Keck, Head of IR

ir@biofrontera.com

+49 (0) 214 87 63 2 0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics. The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin. Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.

www.biofrontera.com.

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emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate